Filed Pursuant to Rule 424(b)(3)

Registration No. 333-296006

Prospectus Supplement No. 1 to Prospectus declared effective May 22, 2026

SCHMID Group N.V.

Resale of up to 5,000,000 Ordinary Shares

This Prospectus Supplement No. 1 (the “Supplement”) relates to the prospectus of SCHMID Group N.V. (the “Company”), contained in our registration statement on Form F-1 (No. 333-296006), declared effective by the SEC on May 22, 2026, relating to the offer and resale from time to time by the selling securityholders named in the Prospectus of up to 5,000,000 ordinary shares of the Company, €0.01 par value per share (the “Ordinary Shares”).

This Supplement should be read in conjunction with, and delivered with, the Prospectus. If there is any inconsistency between the information in the Prospectus and this Supplement, you should rely on the information in this Supplement.

This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

This Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on August 25, 2026, which contains our press release announcing our results for the six months ended June 30, 2026, including unaudited interim consolidated financial information as of and for the six months ended June 30, 2026, an operational update and our updated outlook for fiscal year 2026 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Supplement.

This Supplement, together with the Prospectus, is to be used by the selling securityholders named in the Prospectus in connection with offers and sales from time to time of the Ordinary Shares.

Our Ordinary Shares are listed on Nasdaq under the symbol “SHMD” and our Public Warrants are listed under the symbol “SHMDW”. On August 21, 2026, the last reported sale price of our Ordinary Shares on Nasdaq was $4.91 per share.

Investing in our Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 23 of the Prospectus to read about factors you should consider before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is August 25, 2026

1

UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42040

SCHMID Group N.V.

(Registrant's name)

Robert-Bosch-Str. 32-36,

72250

Freudenstadt, Germany

Tel: +49 7441 538 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Releases Furnished as Exhibits

On August 25, 2026, the Company (the "Company") issued a press release announcing its unaudited financial results for the six months ended June 30, 2026 and an update to its full-year 2026 guidance, which is furnished herewith as Exhibit 99.1.

The information furnished in this Form 6-K, including the information contained in Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Caution Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include all statements that are not historical facts and can generally be identified by terms such as “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” or “will” or similar expressions and the negatives of those terms. These statements include, but are not limited to, statements relating to the Company's full-year 2026 guidance, its expectations regarding second-half 2026 performance, orders and cost-savings programs, and the Company and the Company's future financial performance. Actual results could differ materially from those expressed in or implied by the forward-looking statements due to a number of risks and uncertainties, unexpected delays in securing financing or changes to financing agreements and the other risks and uncertainties described in the Company’s SEC reports and under the heading “Risk Factors” in its most recent annual report on Form 20-F which are available at www.sec.gov. These forward-looking statements speak only as of the date of this report. Except as required by law, the Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report.

The following exhibits are furnished herewith

Exhibit Number

99.1	Press release dated August 25, 2026 – SCHMID Group N.V. reports H1 2026 Financial Results and Updates Full-Year 2026 Guidance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 25, 2026	SCHMID Group N.V.

	By:	/s/ Arthur Schuetz
	Name:	Arthur Schuetz
	Title:	Chief Financial Officer

Exhibit 99.1

Press Release

SCHMID Group N.V. reports H1 2026 Financial Results and Updates Full-Year 2026 Guidance

Freudenstadt, Germany, August 25, 2026 – SCHMID Group N.V. (NASDAQ: SHMD), a global leader in advanced manufacturing solutions for the electronics and semiconductor industries, reports its unaudited financial results for the first half of 2026, covering the period ended June 30, 2026, and adjusts its full-year 2026 guidance.

Arthur Schuetz, Chief Financial Officer: “In the first six months of this year we have converted liabilities into equity, raised significant financing, brought our leverage to a more sustainable level, rebuilt working capital and invested into growth. We have seen significant pickup in orders in Q2, first in China and now increasingly across our global markets. Focus is now on execution, margins and cashflow, we have reduced overhead costs in Germany and are now implementing a purchasing cost reduction program. While 2026 will remain a transition year in terms of overall financial performance, we believe that our restructuring and operational groundwork in the last six months is progressing well. Together with the order momentum this will put us in a strong position for a good second half of this year and a very promising 2027 financial performance in terms of growth and margins.”

Key Highlights

•	Revenues: €46.0 million for the six months ended June 30, 2026 (Q1: €18.2 million; Q2: €27.7 million) compared to €16.9 million for the same period last year; more than half of our revenues were from China which continues to perform stronger than expected while demand for machines manufactured in our German plant only recently accelerated

•	Gross Profit: €9.8 million (gross margin: 21.2%) for the six months ended June 30, 2026 compared to €-1.6 million for the same period last year. Gross margin was lower than anticipated at this revenue level given the product mix shift towards our lower gross margin business in China

•	Operating Result: €-8.0 million for the six months ended June 30, 2026 compared to €-7.8 million for the same period last year. The operating result was impacted by increased general administrative expenses due to share-based compensation (€1.4 million), “Sprint” restructuring costs (€0.4 million) and costs associated with the various recapitalization projects (€1.4 million). Foreign exchange losses of €1.7 million were also incurred

•	Adjusted EBITDA (non-IFRS): €-0.6 million for the six months ended June 30, 2026 compared to €-11.6 million for the same period last year

•	Net income: €-47.8 million for the six months ended June 30, 2026 compared to €-10.2 million for the same period last year. Net income was impacted mostly by non-cash effects related primarily to the accounting treatment of the XJ Harbour liability converted into shares on January 16, 2026 and to a lesser extent to the fair-value movements of the Company’s warrants

•	Order Intake and Backlog: Order intake of €96.6 million year-to-date as of August 21, 2026 (H1 2026: €44.3 million) and order backlog of €95.0 million as of August 21, 2026 (June 30, 2026: €54.8 million). The Company experienced a significant increase in order activity in the last few months

•	Deleveraging: Close to €30 million of reduction in financial debt between December 31, 2025 and June 30, 2026, including €30.75 million of debt converted into equity or set off since December 31, 2025, enabling the Company to invest into its growth plan

•	Cash Position: €14.3 million of cash and cash equivalents as of July 31, 2026, following the closing of the $20.0 million 2029 Convertible Notes on July 14, 2026

•	Full-Year 2026 Guidance: Revenue guidance of more than €100 million confirmed and Adjusted EBITDA margin guidance lowered to 6 to 9% (previously more than 12%), based on Adjusted EBITDA as defined in this release and order intake guidance of €125–150 million maintained, with the Company now expecting to be in upper half of that range

Order Intake and Order Backlog

Order intake in Q1 was €13.6 million, reached €30.7 million in Q2 and orders received thus far in Q3 through August 21, 2026 were €52.3 million, reaching a total of €96.6 million year-to-date on August 21, 2026. As previously communicated on July 14, 2026 order intake guidance has been raised to €125–150 million. The Company now expects to be in the upper half of that guidance range.

Order backlog stood at €95.0 million as of August 21, 2026.

Order intake and order backlog figures relate exclusively to orders for equipment and do not include orders associated with services or spare parts.

Revenue and Operating Results for H1 2026

Revenues increased significantly compared to a weak first half of 2025 as revenues for the segment Technical Equipment & Processes increased from €10.7 million to €39.4 million. Spare parts & services revenues were €6.4 million, increasing from the €5.9 million achieved in H1 2025. Licensing and other revenues amounted to €0.2 million in H1 2026.

General administrative expenses increased from €5.5 million in the first half of 2025 to €8.5 million in the first half of 2026 driven by the various reorganization programs which resulted in high expenses described in the Adjusted EBITDA reconciliation.

Other income and other expenses of €1.3 million and €-2.7 million respectively were impacted by a net foreign exchange loss of €1.7 million, while other income and other expenses in H1 2025 had benefited from €6.3 million foreign exchange gain for the six months ended June 30, 2025.

Adjusted EBITDA amounted to €-0.6 million and excludes expenses for ”Sprint“ related restructuring costs of €0.4 million, share-based compensation of €1.4 million with front-loaded expense recognition relative to the two-year service period, advisory expenses of €1.4 million related to the financings, debt-to equity swap, two Form-20-F filings within three months and various registration filings as well as €1.7 million of foreign exchange losses incurred in the first six months of this year. In the prior-year period for the six-months ended June 30, 2025, Adjusted EBITDA excludes on the same basis €6.3 million of foreign exchange gains.

Cash Flow, Indebtedness and Financing

Cash provided by operating activities was €-29.3 million, mainly driven by spending on working capital of €26.1 million, from an unusually low negative working capital as of December 31, 2025 to a more normalized ~€14 million as of June 30, 2026. The Company expects working capital to be at the same level or lower by year-end.

Cash used in investing activities was €2.5 million, of which €0.8 million related to investments in property, plant and equipment.

Cash provided by financing activities was €32.6 million of which €33.1 million was generated from the 2028 Convertible Note and the SEPA financing.

On May 23, the Company converted into equity €30.75 million owed to members of the Schmid family shareholder group.

As of June 30, 2026 the Company had a total of €23.4 million of debt, excluding debt related to the convertible instruments. Of this €17.5 million of debt was owed to its shareholders and related parties as well as €5.9 million of debt to financial institutions and other third parties. $12 million of the 2028 Convertibles issued in January and €2.5 million of the 2025 Convertible loan issued in December 2025 to related parties remained outstanding as of June 30, 2026. As a subsequent event, on August 21, 2026 a further $1 million was converted and $11 million of the 2028 Convertible Notes remained outstanding and on July 14, 2026 the new $20 million 2029 Convertible Note was funded. The 2029 Convertible Notes can only be converted once all of the 2028 Convertible Note has been converted. No further standby equity purchase agreement issuance occurred after June 30, 2026.

Cash and cash equivalents were €2.3 million as of June 30, 2026 (December 31, 2025: €1.6 million). Following the closing of the $20.0 million 2029 Convertible Notes on July 14, 2026, cash and cash equivalents were approximately €14.3 million as of July 31, 2026; in addition, approximately $21 million remain available at the Company’s discretion under the standby equity purchase agreement. Based on the current business plan, the existing order backlog and contractually agreed milestone payments, the Company expects its available liquidity, together with cash flows from operations, to be sufficient to fund its operations and to meet its obligations as they fall due for at least the next twelve months.

The Company does not currently anticipate material further drawdowns under the standby equity purchase agreement in 2026 and does not plan to incur additional indebtedness at the level of SCHMID Group N.V. or its German subsidiary. The new Chinese manufacturing campus is expected to require around €11 million of expenditure to be financed primarily through local project financing. This financing and some potential local bank loans or working capital financing from Chinese banks without any security from SCHMID Group N.V. or our German subsidiary are permitted under the Company’s existing financing arrangements up to a maximum of €20 million.

Potential Dilution

The table below sets out the Company’s outstanding financing instruments in consolidated form for the convenience of investors; the terms of each instrument are set out in full in the agreements filed with the U.S. Securities and Exchange Commission. As of August 21, 2026, the Company had 60,958,903 Ordinary Shares outstanding, excluding 5,000,000 earn-out shares which have been issued but have not vested and are subject to forfeiture on April 30, 2027 if the share price does not reach $15 (for 2.5 million earn-out shares) or $18 (for the other 2.5 million earn-out shares). Shares and options related to share-based compensation have been excluded from this analysis.

Instrument	Outstanding	Maturity / expiry	Conversion / exercise
2028 Convertible Notes	$11.0m of $30.0m; $19.0m converted with a 7% p.a. quarterly PIK	Jan 21, 2028	Formula incl. 95% of volume weighted average price (VWAP) with a floor of $1.93 and a cap of $9.65
2029 Convertible Notes	$20.0m with a 5% p.a. quarterly PIK	Jan 14, 2029	Lower of $10.50 or 97% of VWAP with a floor of $1.93
2026 Warrants	3,744,150	Dec 15, 2028	$8.0125 in cash, but the Company can elect conversion cashless
Public Warrants (SHMD.W)	11,250,000	Apr 30, 2029	$11.50 in cash or cashless in line with provisions of the 2021 warrant agreement
Private Placement Warrants	9,750,000	Apr 30, 2029	$11.50, but cashless only and mandatory exercise at or above $18.00 per the undertaking agreement dated January 29, 2024
2025 Convertible Loan (related party)	€2.5m plus 15% p.a. accrued at maturity	Mar 16, 2027	$2.15 fixed, convertible since Jun 18, 2026
2025 Black Forest Options	1,250,000	Dec 16, 2030	$4.1956
Standby Equity Purchase Agreement	up to $30.0m of which $9.0m have been utilized	May 2028	99% of VWAP or 97% of lowest 3-day VWAP

Potential dilution at illustrative share prices. The table below shows the Ordinary Shares issuable upon conversion or exercise in full of the instruments above at four illustrative share prices. Conversion prices of the 2028 and 2029 Convertible Notes are approximated at 95% and 97% of the illustrative price, respectively, subject to the floors and caps shown; actual conversion prices are determined under the relevant indentures. Figures are based on principal amounts and exclude accrued PIK interest and shares issuable at the Company’s discretion under the standby equity purchase agreement and the share incentive plan.

million shares	$5.00	$7.00	$9.00	$12.00
2028 Convertible Notes – $11.0m	2.3	1.7	1.3	1.1 (a)
2029 Convertible Notes – $20.0m	4.1	2.9	2.3	1.9 (a)
2025 Convertible Loan – €2.5m at $2.15	1.6	1.6	1.6	1.6 (b)
2025 Options – 1,250,000 at $4.1956	1.25	1.25	1.25	1.25
2026 Warrants – 3,744,150 at $8.0125(e)	–	–	3.7	3.7
Public / Private Warrants – 21,000,000 at $11.50	–	–	–	5.25 (c)
New shares	9.3	7.5	10.2	14.9
Dilution (current share count without earn-out shares: 60,958,903) (d)	+13%	+11%	+14%	+20%
Cash proceeds to the Company in case the 2025 Options and the 2026 Warrants are exercised on a cash basis	$5.2m	$5.2m	$35.2m	$35.2m

(a) At $12.00 the conversion prices are capped at $9.65 (2028 Notes) and $10.50 (2029 Notes); above these levels the number of shares issuable no longer declines as the share price rises.

(b) The 2025 Convertible Loan accrues interest at 15% interest to conversion and assumes a 1.16 €/$exchange rate.

(c) The 11,250,000 public warrants are exercisable for cash at $11.50 per share (up to $129.4 million in aggregate). The 9,750,000 private placement warrants may only be exercised on a cashless basis under the undertaking agreement of January 29, 2024 and generate no cash proceeds. If the shares trade at or above $10.00 for 20 of 30 trading days, the Company may redeem all 21,000,000 warrants at $0.10 per warrant under the warrant agreement, in which case holders may instead exercise on a cashless basis and receive shares per the make-whole table. At a $12.00 redemption fair market value each warrant would receive approximately 0.25 shares per warrant (in case of a cashless exercise in e.g. September 2026), or approximately 5.25 million shares in aggregate, with no cash proceeds to the Company. The maximum conversion price for cashless exercise is 0.361 shares per warrant in case the shares trade at or above $18.00.

(d) At each of the illustrative prices, the share price thresholds of $15.00 and $18.00 (each for 20 of 30 trading days by April 30, 2027) would not be met and all 5,000,000 earn-out shares would be cancelled on April 30, 2027; the dilution percentages are therefore calculated as the new shares divided by the sum of 60,958,903 Ordinary Shares (excluding the earn-out shares) and the new shares. The dilution shown is illustrative only; it is not a prediction of the share price or of holder behavior.

(e) The 2026 Warrants can also be exercised on a cashless basis at the Company's election, which would reduce dilution but also reduce the cash proceeds to the Company.

Operational Developments

On March 4, 2026, SCHMID delivered its first specialized InfinityLine H+ for panel level packaging with formats up to 700×700mm to a leading U.S. technology company.

On June 9, 2026, the Company signed a preliminary manufacturing project letter of intent and investment framework agreement with the local authorities of the Banfu Industrial Zone, Zhongshan, Guangdong Province, for a new company-owned manufacturing campus consolidating the two currently leased Chinese facilities. The campus is expected to provide nearly double the effective manufacturing capacity compared its currently leased two facilities in China, with a total investment of approximately €11 million, financed primarily through local Chinese bank financing secured by the project assets; operations are expected to begin approximately Q4-2027. The Malaysian subsidiary, serving as spare-parts and service hub for Asia outside China and Taiwan, expanded on the first significant revenues generated in 2025.

Outlook for the Second Half of 2026 and Amended Full-Year Guidance

The Company confirms its full-year 2026 revenue guidance of more than €100 million. Based on the weaker than expected first-half financial results and on orders and current visibility on second-half performance the Company now expects a full-year 2026 Adjusted EBITDA margin of 6 to 9% (the previous communicated full-year 2026 Adjusted EBITDA margin guidance was that such margin would be more than 12%). Our full-year 2026 guidance for order intake remains at €125–150 million, however the Company now expects to be in the upper half of that range.

As anticipated Q1 order intake was seasonally weak and the Company has seen a significant pick-up in particular in China since Q2. Given order visibility we expect a significant pick-up of revenues for our German plant in H2, leading to roughly an equal split between our two plants in H2 and leading to higher margin product mix. We have identified more than 40 full-time-equivalents across German overhead functions for reduction during H1 with most departures taking place in Q3 and expect €4 million in annual savings from “Sprint” cost saving program in German overhead to take full effect during H2 2026.

Having successfully executed “Sprint”, the Company is now entering the next phase “Sprint II”, a purchasing cost reduction program, targeting savings of approximately 5% of material expenses. The majority of the savings are expected to be realized by year-end and the remaining savings are expected to be captured as design to cost improvements are implemented..

Upcoming Financial Updates and Investor Call

The Company intends to publish its business updates by mid-October 2026 – for the third quarter of 2026, by mid-January 2027 for the fourth quarter of 2026. On or before April 30, 2027, the annual report on Form 20-F for the financial year 2026 will be published.

SCHMID will host an investor call today, August 25, 2026, at 9:00 a.m. Eastern time (3:00 p.m. CET). Details are published on SCHMID’s investor relations website.

About The SCHMID Group

The SCHMID Group is a global leader in providing advanced equipment and process solutions for the high-tech industry, with a strong focus on electronics and semiconductor-related applications. Headquartered in Freudenstadt, Germany, and founded in 1864, SCHMID employs more than 800 people worldwide and operates technology centers and manufacturing facilities in Germany and China, as well as sales and service locations globally.

SCHMID develops customized system and process solutions for the production of substrates, printed circuit boards and other electronic components. Its portfolio addresses a range of high-growth applications, including advanced packaging, semiconductor-related technologies, AI-driven electronics, printed circuit boards, substrates and glass-based technologies.

SCHMID’s solutions enable customers to achieve high technology levels, high yields, low production costs, maximum efficiency, quality, and sustainability in advanced manufacturing processes.

For more information about the SCHMID Group, please visit www.schmid-group.com or contact investor-relations@schmid-group.com.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our full-year 2026 revenue, Adjusted EBITDA margin and order-intake guidance and the expectation that order intake will fall into the guidance range; the statement that available liquidity, together with cash flows from operations, is expected to be sufficient for at least the next twelve months; the drivers of the expected second-half margin improvement and the treatment of special items in Adjusted EBITDA; statements regarding the expected financial performance in 2027; expectations regarding the standby equity purchase agreement, additional indebtedness and the financing, cost, capacity and timing of the new Chinese manufacturing campus; the illustrative dilution presentation; the expected savings from the “Sprint” and purchasing cost reduction programs; and the financial calendar. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the impact of the COVID-19 pandemic, geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our current dependence on sales to a limited number of customers for most of our revenues; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the SEC on May 15, 2026, which is available on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

Appendix:

Consolidated Statements of Profit or Loss (unaudited)

	Jan 1 - Jun, 30	Jan 1 - Jun, 30
in € thousand	2026	2025
Revenue	45,999	16,892
Cost of sales	-36,227	-18,539
Gross Profit	9,772	-1,647
Selling	-5,411	-5,762
General administration	-8,532	-5,472
Research and development	-2,357	-1,563
Other income	1,304	6,914
Other expenses	-2,735	-275
Operating profit (loss)	-7,959	-7,804
Financial result	-38,834	-2,285
Income (loss) before income tax	-46,793	-10,090
Income tax benefit (expense)	-1,015	-76
Net income (loss) for the period	-47,809	-10,165

Consolidated Statements of Financial Position (unaudited)

Assets

in € thousand	Jun 30, 2026	Dec 31, 2025
Intangible assets	17,914	17,262
Property, plant and equipment, net	11,669	12,234
Financial assets	14,253	16,203
Investments in joint ventures	935	1,043
Deferred tax assets	2,466	2,317
Non-current assets	47,237	49,058
Inventories	23,448	18,112
Trade receivables and other receivables	49,551	33,653
Other current assets	4,680	3,918
Cash and cash equivalents	2,292	1,574
Current assets	79,970	57,257
Total assets	127,207	106,315

Equity and Liabilities

in € thousand	Jun 30, 2026	Dec 31, 2025
Subscribed capital and capital reserves	263,264	115,411
Other reserves	-294,674	-248,155
Equity attributable to owners of the group	-31,410	-132,744
Non-controlling interest	617	579
Equity	-30,793	-132,165
Non-current financial liabilities	54,474	71,518
Provisions for pensions	969	969
Non-current provisions	254	254
Deferred tax liabilities	1,965	1,965
Non-current lease liabilities	6,961	7,153
Non-current liabilities	64,623	81,859
Current financial liabilities	28,184	87,148
Current contract liabilities	11,862	13,555
Trade payables and other financial liabilities	37,846	38,071
Other current liabilities	13,373	15,505
Current lease liabilities	1,360	1,397
Current provisions	752	415
Income tax liabilities	-	531
Current liabilities	93,377	156,622
Total equity and liabilities	127,207	106,315

Consolidated Statement of Cash Flows (unaudited)

in € thousand	Jun 30, 2026
Net income (loss) from continued operations	-47,809
Adjustments to reconcile consolidated net income (loss) to net cash
Income tax expense (benefit)	1,015
Financial result	38,834
Depreciation and amortization	2,433
Non-cash effects	2,267
Working capital adjustments:
Changes in trade and other receivables	-16,660
Changes in inventories	-5,336
Change in trade and related party payables	-3,482
Change in provisions	1,105
Taxes received (paid), net	-1,695
Cash provided by (used in) operating activities	-29,328
Purchases of intangible assets and property, plant and equipment	-2,520
Cash provided by (used in) investing activities	-2,520
Proceeds from debt financing	1,306
Payments for debt financing	-889
Proceeds from Capital Market Transactions	33,116
Payment of lease liabilities	-494
Interest paid	-473
Cash provided (used in) provided by financing activities	32,566
Net increase (decrease) in cash and cash equivalents	718
Effect of foreign exchange rate changes on cash and cash equivalents	-
Cash and cash equivalents at the beginning of the period	1,574
Cash and cash equivalents at the end of the period	2,292

Non-IFRS Financial Measures

In addition to our results determined in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB), we review financial measures that are not calculated and presented in accordance with IFRS (“non-IFRS financial measures”). We believe our non-IFRS financial measures are useful in evaluating our operating performance. We use the following non-IFRS financial information collectively to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-IFRS financial information, when taken collectively, may be helpful to investors, because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their IFRS or US-GAAP results. The non-IFRS financial information is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. A reconciliation of each historical non-IFRS financial measure to the most directly comparable financial measure stated in accordance with IFRS is provided below. Reconciliations of forward- looking non-IFRS financial measures are not provided because we are unable to provide such reconciliations without unreasonable effort due to the uncertainty regarding, and potential variability of, certain items, such as share-based compensation expense and other costs and expenses that may be incurred in the future. Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

Our non-IFRS financial measures include Adjusted EBITDA defined as Net income (loss) for the period before income taxes, net finance result, depreciation, and amortization (including impairments), and special items. Our management team ordinarily excludes special items from its review of the results of the ongoing operations. Special items may comprise significant asset impairments and write-offs, special accounting charges and other items that we do not necessarily consider to be indicative of earnings from ongoing operating activities.  In the periods presented, special items comprise restructuring costs, share-based compensation, capital structure restructuring costs and foreign exchange gains and losses, as itemized in the reconciliation below. Adjusted EBITDA for the first half of 2025 has been recalculated under the definition applied in this release (as previously published in Form F-1 Registration Statement filed February 17, 2026, without adjustment for foreign exchange effects, Adjusted EBITDA for the first half of 2025 was €-5.3 million).

Reconciliation of Net Income (Loss) to Adjusted EBITDA (non-IFRS, unaudited)

	Jan 1 - Jun, 30	Jan 1 - Jun, 30
in € thousand	2026	2025
Net income (loss) for the period	-47,809	-10,165
Income tax (benefit) expense	1,015	76
Financial result[1]	38,834	2,285
Amortization and depreciation	2,433	2,547
“Sprint” restructuring costs	418	-
Share-based compensation[2]	1,422	-
Capital structure restructuring costs[3]	1,401	-
Foreign exchange (gains)/losses[4]	1,724	-6,326
Adjusted EBITDA	-563	-11,584

1 Financial result includes non-cash effects related primarily to the accounting treatment of the XJ Harbour liability converted into shares on January 16, 2026 and, to a lesser extent to the fair-value movements of the Company’s warrants

2 Share-based compensation relates to C-level share and option awards covering the 2026 and 2027 service periods. Due to the terms and timing of the awards, a significant portion of the related expense is recognized in H1 2026, resulting in a front-loaded expense recognition relative to the two-year service period. As these non-cash charges are concentrated in H1 2026 and do not reflect the underlying operating performance of the period, management excludes them from Adjusted EBITDA.

3 Capital structure restructuring costs primarily relate to the exceptional volume of financing and regulatory filing activity during H1 2026, including multiple Form F-1 registration statements and Form 20-F filings undertaken as part of the Company’s Nasdaq compliance process, together with associated legal, advisory, consulting and printing costs. The adjustment also includes costs related to debt-to-equity conversions undertaken as part of the Company’s capital structure restructuring. Financing costs that are capitalized and amortized over the respective financing terms are excluded from this adjustment.

4 Foreign exchange gains and losses primarily reflect the impact of currency movements and currency conversion transactions during the period. These items are excluded from Adjusted EBITDA as they are primarily driven by exchange rate movements and the timing of currency conversions rather than the underlying operating performance of the Company.